This is the form of a material change report required under section 85 (1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F

(Previously Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85 (1) OF THE SECURITIES ACT

NOTE:

This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE:

Every report required to be filed under section 85 (1) of the Securities Act (the "Act") must be sent to the British Columbia Securities Commission (the "Commission") in an envelope addressed to the Commission and marked "Continuous Disclosure."

NOTE:

WHERE THIS REPORT IS FILED ON A CONFIDENTIAL BASIS, PUT AT THE BEGINNING OF THE REPORT IN BLOCK CAPITALS "CONFIDENTIAL - SECTION 85", AND PLACE EVERYTHING THAT IS REQUIRED TO BE FILED IN AN ENVELOPE ADDRESSED TO THE SECRETARY OF THE COMMISSION MARKED "CONFIDENTIAL".

Item 1: Reporting Issuer

CanAlaska Ventures Ltd.

2303 West 41st Avenue

Vancouver, BC  V6M 2A3

Item 2: Date of Material Change

November 14, 2005

Item 3: Press Release

A Press release dated and issued November 14, 2005 in Vancouver, BC to Stockwatch and through various other approved public media.

Item 4: Summary of Material Change

CanAlaska has received assay results from reverse circulation drilling on the Rise and Shine project in New Zealand.

Item 5: Full Description of Material Change

Vancouver, BC, November 14, 2005 –. CanAlaska Ventures Ltd. has received assay results from reverse circulation drilling on the Rise and Shine project in New Zealand, under option from Oceana Gold Ltd.

Highlights First phase drill program complete at Rise and Shine shear zone. Multiple enriched gold zones intersected in reverse circulation drilling.

Over the past 6 months CanAlaska has funded field work and reverse circulation drill exploration on the “Rise and Shine” property, optioned from Oceana Gold.  At this stage drill results have indicated zones of enriched gold mineralization associated with the Rise and Shine shear zone, in three localities, as detailed in the attached table of assay results.

Assay results to date indicate pervasive gold mineralization, with irregular patterns of enrichment.  The Rise and Shine drill program was managed by Geopex Ltd, an exploration services company based in Christchurch , New Zealand, and the responsible person was Mr. Geoff Price, MAusIMM, MAIG, the Company’s geological consultant.  All samples were collected from reverse circulation drill cuttings on site, and riffle split using a double deck splitter to provide a 75%/25% split, which gave approximately 5kg samples for analysis.  All samples were sealed immediately on collection and shipped directly to the AMDEL laboratory at the Macraes mine site, where they were assayed by 50g fire assay for gold.  Check samples from the original splits were sent to the AMDEL laboratory in Adelaide, Australia for assaying by screen fire assay for gold.

                        Reverse Circulation Drill Results Rise and Shine project, Otago New Zealand

Location	Hole	From (m)	To (m)	Width (m)	Gold (g/t)

“Rise and Shine” Area	RCB 19	37	42	5	2.76
	incl.	38	39	1	12.5
	and	67	73	6	0.69
	incl.	67	68	1	1.38
	incl.	71	72	1	1.69
“Rise and Shine” Area	RCB 20	Minor values
“Rise and Shine” Area	RCB 21	8	16	8	1.16
	incl.	8	9	1	1.23
	incl.	12	13	1	4.57
	incl.	15	16	1	2.73
“Rise and Shine” Area	RCB 22	0	7	7	0.66
	incl.	0	1	1	1.02
	incl.	5	6	1	1.00
“Rise and Shine” Area	RCB 23	1	2	1	2.32
	and	16	17	1	1.75
	and	25	34	9	1.90
	incl.	25	27	2	7.32
	incl.	26	27	1	11.7
	incl.	33	34	1	1.00
	and	89	90	1	2.16
	and	96	99	3	1.94
	incl.	96	98	2	2.42
“Alluvials” Area	RCB 24	56	64	8	2.03
	incl.	56	57	1	1.15
	incl.	60	61	1	13.7
	and	97	108	11	2.20
	incl.	97	98	1	11.7
	incl.	97	99	2	8.26
	incl.	103	105	2	3.10
	incl.	107	108	1	1.01
“Alluvials” Area	RCB 25	1	2	1	5.66
	and	22	33	11	1.25
	incl.	23	24	1	2.87
	incl.	27	31	4	1.91
“Alluvials” Area	RCB 26	16	34	18	0.85
	incl.	19	22	3	1.80
	incl.	24	25	1	2.52
	incl.	29	30	1	1.15

“Alluvials” Area	RCB 27	53	54	1	1.18
	and	59	65	6	0.56
	incl.	59	60	1	1.36
“Alluvials” Area	RCB 28	34	35	1	1.55
	and	84	85	1	1.62
“Alluvials” Area	RCB 29	27	42	15	1.09
	incl.	27	32	5	1.38
	incl.	37	40	3	2.24
“Alluvials” Area	RCB 30	32	45	13	0.53
	incl.	33	35	2	1.33
“Rise and Shine” Area	RCB 31	39	57	18	1.58
	incl.	39	41	2	4.27
	incl.	46	47	1	3.85
	incl.	48	49	1	4.02
	incl.	52	53	1	2.95
	incl.	56	57	1	7.07
	incl.	80	81	1	1.07
“Come in Time” Area	RCB 32	63	64	1	1.43
“Come in Time” Area	RCB 33	32	33	1	1.59
	and	39	42	3	1.76
	incl.	40	41	1	4.06
	and	52	53	1	28.2
	and	58	61	3	0.97
	incl.	58	59	1	1.19

The drill program results are being reviewed by the Company to determine the extent and type of further work programs on the property.   CanAlaska has been working with outside interests to complete the sale of its New Zealand subsidiary to allow CanAlaska to concentrate more closely on its uranium acquisitions and exploration in the Athabasca basin in Canada. The qualified person for this release is Peter Dasler, P.Geo, President of CanAlaska Ventures Ltd.

About CanAlaska Ventures

CanAlaska has 16 100% owned projects in the Athabasca Basin.  Since September, 2004, the Company has aggressively staked one of the largest land positions in the region. CanAlaska has been engaged in exploring its properties and is analyzing data collected during its summer 2005 exploration program. Peter Dasler, president of CanAlaska, has noted that: "The Company has identified and acquired properties that are well located and have considerable potential.  The results of our initial airborne and ground surveys have produced targets which support this potential."  Management believes CanAlaska is well-positioned in what has become the largest expansion in uranium exploration since the 1970s.

Item 6: Reliance on section 85 (2) of the Act

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Senior Officers

Taryn Downing, Corporate Secretary

Telephone:  604-685-1870

Facsimile:  604-685-6550

Item 9: Statement of Senior Officer

I hereby certify the foregoing accurately discloses the material change referred to herein:

____November 15, 2005___________

Date

“Taryn Downing”

_______________________________

Signature of authorized signatory

__Taryn Downing________________

Print name of signatory

__Corporate Secretary_____________

Official capacity